Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

March 12, 2025

VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Opti-Harvest, Inc.

Offering Statement on Form 1-A

Filed January 27, 2025

File No. 024-12560

Dear Sir or Madam:

On behalf of our client, Opti-Harvest, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 20, 2025, with respect to the above referenced Offering Statement on Form 1-A.

The text of the Staff’s comments is set forth in bold italics below, followed in each case by the Company’s response. Please note that all references to page numbers in the responses refer to the page numbers of the Company’s Amendment No. 1 to Offering Statement on Form 1-A, filed concurrently with the submission of this letter in response to the Staff’s comments.

Offering Statement on Form 1-A

Cover Page

1. Please disclose the terms of your redemption rights and add a risk factor that addresses how the purchasers of your Series B Convertible Preferred Stock may not realize potential market gains from the offering price due to this provision.

Company response: The Company has added the requested risk disclosure on the cover page and on page 31.

2. Please disclose the conversion rates or ratios for your Series B Convertible Preferred Stock and clarify how many shares of common stock each preferred share may be converted into under each condition, as well as the total approximate number of common stock shares issuable upon conversion. Also, please clarify, where appropriate, how fractional shares are treated.

Company response: The Company has added the requested disclosure to the cover page.

Summary

Recent Events, page 3

3. You indicate that the criminal Indictment against Mr. Destler has been dismissed on December 2, 2024. Please provide an update as to this litigation, such as whether such dismissal is under appeal, or if the appeals period has lapsed or still pending. Further, Clarify that although the criminal Indictment has been dismissed by the Federal District Court, the civil securities fraud claims by the SEC were stayed upon the resolution of the criminal case. Clarify whether the civil trial is still stayed as to Mr. Destler and may not be resolved until after the trial and criminal prosecution of the remaining defendants has completed.

Company response: The Company has added the request disclosure to page 3.

Securities and Exchange Commission

March 12, 2025

4. To the extent the civil SEC securities fraud investigation is still ongoing with respect to Mr. Destler, please provide an explanation as to whether an adverse order or judgment against Mr. Destler may implicate the bad actor provisions of Regulations A and D, should Mr. Destler become a member of management or a significant stockholder. Clarify the implications to Mr. Destler and you upon an adverse decision, such as making it difficult to for you raise future funds through exempted offerings, obtain listing for your securities, etc. Your risk factors section should address these issues as well.

Company response: The Company has added the requested disclosure to pages 3 and 31.

5. With respect to the Voting Trust Agreement, please clarify that it may be ongoing, perhaps for years, while the SEC civil litigation is pending. Further, please clarify the current role of Messrs. Destler and Danks, if any, with your company, such as operations, strategic planning and policy, and corporate governance. For example, it is unclear whether Mr. Klausner consults or is significantly influenced by Mr. Destler prior to any vote or any significant action Mr. Klausner performs as the sole director.

Company response: The Company has added the requested disclosure to page 4.

Our Technology and Products, page 5

6. We note that you have many references to AI and machine learning throughout your Offering Circular, and how you also prominently use the term Agricultural Intelligence. Please clarify whether you are referring to Artificial Intelligence or Agricultural Intelligence, and if you mean Artificial Intelligence or both, please provide more detailed information as to how your platform and products use Artificial Intelligence and whether such uses are developed in-house or are third-party tools from other vendors or open-source providers.

Company response: The Company has added the requested disclosure to page 5.

The Offering, page 11

7. On pages 11 and 80, you reference that your Series B Convertible Preferred Stock will pay an annual interest payment of 10%. Please clarify whether you mean a 10% annual dividend payment upon these shares of equity.

Company response: The Company has revised its disclosure on pages 11 and 80 to replace language referring to interest payments with dividend payments.

8. Your disclosure on page 11 that each Series B stockholder will receive the equivalent of 1 vote per share of common stock into which such holder’s shares would be convertible on the record date of the vote is inconsistent with your disclosure on page 12 where you indicate that Series B stockholders will receive one vote per share. Please reconcile.

Company response: The Company has revised the referenced disclosure on page 12 to be consistent with its disclosure on page 11.

Securities and Exchange Commission

March 12, 2025

Plan of Distribution, page 41

9. Please clarify here and on your cover page that your offering is being made on a best efforts basis and you have not engaged a placement agent. We note that in footnote (1) on page 39, you reference placement agent fees as part of your offering expenses. To extent that a placement agent is engaged for this offering, please revise as appropriate.

Company response: The Company has revised the referenced footnote on page 39 to remove reference to placement agent fees and included disclosure on the cover page that the offering is being made on a best efforts basis.

10. Please revise to clarify whether Mr. Destler will be promoting and making offers for the sale of shares in this offering. We note, for example, that he is listed as your Founder and Chairman in your investment solicitation website at https://investinoptiharvest.com/#section-aDwxOfkfYk.

Company response: The Company has included disclosure on the cover page that Mr. Destler will be promoting and making offers for the sale of the shares.

11. Please advise us whether you have circulated or plan on circulating Testing-the-Water Material or general solicitation material pursuant to Rule 255 of Regulation A. If so, please either file such material as exhibits or supplementally provide such materials to the staff. Refer to Item 17(13) of Part III of Form 1-A.

Company response: The Company confirms that it has not circulated or plan on circulating Testing-the-Water Material or general solicitation material pursuant to Rule 255 of Regulation A and presently has no plans to do so.

General

12. Throughout your Offering Circular and on your website, you reference that Mr. Destler is your founder and Chairman of the Board, at times referencing him as your “current Chairman.” But on pages 4, 64, and 79, you indicate that Mr. Destler has resigned as a director. If Mr. Destler is no longer a director, references to him being the “Chairman” of the board appear inaccurate. Please revise your disclosure and any Testing-the-Waters or solicitation materials as appropriate.

Company response: The Company has added disclosure regarding Mr. Destler as the Chairman of the board of directors on the cover page, regarding Mr. Destler’s reappointment to the board of directors on page 4, 64 and 79.

13. On your investment solicitation website at https://investinoptiharvest.com/#sectionaDwxOfkfYk, it appears that you have a concurrent Reg. D offering of common stock for up to $2 million. Please provide an analysis as to why this offering should not be integrated with your Reg. A offering pursuant to Rule 152 of Regulation A.

Company response: The Company has removed the investment solicitation at the refenced website, had intended to do so prior to the filing the Form 1-A, and confirms that it has not made any sales of securities pursuant to such website and offering. Under SEC Rule 152(a)(2) provides that there shall not be integration of an offering for which general solicitation is permitted that terminated or completed more than 30 calendar days prior to the commencement of a subsequent registered offering.

Securities and Exchange Commission

March 12, 2025

Please contact the undersigned with any questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

cc:	Joseph Cascarano

Robert Littlepage

Priscilla Dao

Jeff Kauten

Securities and Exchange Commission

Geoffrey Andersen

Opti-Harvest, Inc.